December 8, 2021

VIA EDGAR TRANSMISSION

Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re: Alternative Strategies Fund, File Nos. 333-168158 and 811-22440 (the “Registrant”)

Dear Ms. O’Neal:

On October 6, 2021, Alternative Strategies Fund (the “Fund” or the “Registrant”) filed Post-Effective Amendment No. 18 to its registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The Registrant has revised the disclosure in Post-Effective Amendment No. 19 to its registration statement in response to the verbal comments provided by you on November 23, 2021, as indicated below. Please find below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.	Please update disclosure in in the Fund’s registration statement to incorporate all relevant staff comments related to the Registrant’s preliminary proxy statement filed on October 7, 2021.
Response.	The Registrant has updated the disclosure in its registration statement to incorporate all relevant staff comments related to the Registrant’s proxy statement, including comments related to the Registrant’s incentive fee disclosures. Please see the attached redlined prospectus.
Comment 2.	Please disclose the Fund’s credit quality strategy in the Fund’s prospectus under the section “Principal Investment Strategies.”
Response.	The Registrant has added the following disclosure to the Principal Investment Strategies section in the prospectus:

The Fund will primarily purchase structured notes from counterparty issuers that are rated investment grade or better (or issuers that are fully guaranteed by an investment grade rated parent company). At the time of

Deborah L. O’Neal

December 8, 2021

investment, The Fund will not have (i) more than 10% of its assets in structured notes issued by counterparty issuers that are unrated or rated below investment grade; and (ii) more than 5% of the Fund’s assets invested in any single counterparty issuer that is unrated or rated below investment grade.

Comment 3.	Please revise the management fee/incentive fee disclosure throughout the registration statement to incorporate the additional disclosures included in the Fund’s definitive proxy statement filed on October 26, 2021, including the illustrative example and calculation scenarios for the incentive fee.
Response.	The Registrant has updated the referenced disclosures.
Comment 4.	Please add the following risks to the Fund’s principal risks, “New Adviser Risk” and “Junk Bond Risk.” Please make edits in both the summary section and the Risk Factors section of the prospectus.
Response.	The Registrant has added the requested risk factors to the prospectus.
Comment 5.	Please include a completed fee table and example with this correspondence.
Response.	The Registrant has included a completed fee table and example below:

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C	Class I
Maximum Sales Load Imposed on Purchases (as a percent of offering price)	4.25%	None	None
Early Withdrawal Charges on Shares Repurchased Less Than 365 Days After Purchase (as a % of the original purchase price)	None	1.00%	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%	1.50%
Incentive Fees(1)	0.00%	0.00%	0.00%
Other Expenses	1.84%	2.60%	1.61%
Shareholder Servicing Expenses	0.25%	0.25%	0.00%
Distribution Fee	0.00%	0.75%(2)	0.00%
Remaining Other Expenses	1.59%	1.60%	1.61%
Acquired Fund Fees and Expenses(3)	0.10%	0.10%	0.10%
Total Annual Expenses(4)	3.44%	4.20%	3.21%
Fee Waiver and Reimbursement	(0.34)%	(0.45)%	(0.36)%

Deborah L. O’Neal

December 8, 2021

Total Annual Expenses (after fee waiver and reimbursement)	3.10%	3.75%	2.85%
(1)	The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return of the Fund’s adjusted capital, equal to 1.50%, or an annualized hurdle rate of 6.0%, subject to a “catch-up” feature. See the section titled “Management of the Fund – Investment Adviser” for a full explanation of how the incentive fee is calculated. Because the example following this table assumes a 5.0% annual return, as required by the SEC, no incentive fee would be payable in the current fiscal year.
(2)	The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee. See “Plan of Distribution.”
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired fund fees and expenses are estimated for the current fiscal period.
(4)	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2023, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. See “Management of the Fund.”

The Summary of Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in Purchase Terms starting on page 30 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment in Class A shares, assuming a 5% annual return	$72	$153	$234	$445
You would pay the following expenses on a $1,000 investment in Class C shares, assuming a 5% annual return	$38	$136	$234	$481

Deborah L. O’Neal

December 8, 2021

You would pay the following expenses on a $1,000 investment in Class I shares, assuming a 5% annual return	$29	$108	$189	$399

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla